## ESPANITA TEQUILA COMPANY, LLC
### Balance Sheet
### 31-Dec-2023

| ASSETS | |
|---|---:|
| **CURRENT ASSETS:** | |
| Checking/Savings | |
| Checking Account | $5,321.15 |
| Money Market Account | $462,560.90 |
| Total Checking/Savings: | $467,882.05 |
| | |
| Accounts Receivable | |
| Accounts Receivable | $290,325.00 |
| Interest Receivable | $33,402.73 |
| Total Accounts Receivable: | $323,727.73 |
| | |
| Other Current Assets: | |
| Prepaid Expenses | $172,501.64 |
| Total Other Current Assets: | $172,501.64 |
| | |
| TOTAL CURRENT ASSETS: | **$964,111.42** |
| | |
| OTHER ASSETS: | |
| Long-Term Notes Receivable: | $250,000.00 |
| TOTAL OTHER ASSETS: | **$250,000.00** |
| TOTAL ASSETS: | **$1,214,111.42** |

| LIABILITIES AND MEMBERS' EQUITY | |
|---|---:|
| **LIABILITIES:** | |
| **CURRENT LIABILITIES:** | |
| Accounts Payable | $0.00 |
| Accrued Interest Payable: | $0.00 |
| TOTAL CURRENT LIABILITIES: | **$0.00** |
| LONG TERM LIABILITIES: | |
| Total Long Term Liabilities | $0.00 |
| | |
| TOTAL LIABILITIES: | **$0.00** |
| | |
| MEMBERS' EQUITY: | |
| Common Units - 15,000,000 authorized, 15,000,000 units issued and outstanding as of December 2022 | $2,582.50 |
| Preferred Units - 12,000,000 units authorized; 1,170,559 units issued and outstanding as of December 31, 2022 | $1,778,981.56 |
| Net Income (Loss) | ($187,385.85) |
| Accumulated Retained Earnings (Deficit) | ($380,066.79) |
| Total Members' Equity | $1,214,111.42 |
| | |
| TOTAL LIABILITIES AND MEMBERS' EQUITY: | **$1,214,111.42** |